UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TESARO, Inc.

(Name of Subject Company)

TESARO, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Common Stock)

Leon O. Moulder, Jr.

Chief Executive Officer

TESARO, Inc.

1000 Winter Street

Waltham, Massachusetts 02451

(339) 970-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the
Person(s) Filing Statement)

With copies to:

Asher M. Rubin	Christopher D. Comeau
William I. Intner	Paul M. Kinsella
Hogan Lovells US LLP	Ropes & Gray LLP
100 International Drive, Suite 2000	Prudential Tower
Baltimore, Maryland 21202	800 Boylston Street
(410) 659-2700	Boston, Massachusetts 02199
(617) 951-7000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by TESARO, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on December 14, 2018 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Adriatic Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware, which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales, to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018, and in the related Letter of Transmittal, dated December 14, 2018, each of which is attached to the Tender Offer Statement on Schedule TO, dated December 14, 2018, as Exhibits (a)(1)(a) and (a)(1)(b), respectively, and may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

Item 8.                   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following section is added as a new section in Item 8 on p. 60 of the Schedule 14D-9.

(i)                                    Certain Litigation

On January 4, 2019, a purported stockholder of the Company named Richard Scarantino filed a putative class action lawsuit against the Company, members of the Company Board, Purchaser and Parent in the United States District Court for the District of Delaware, captioned Scarantino v. TESARO, Inc., et al., Case No. 19-cv-00023 (the “Scarantino Complaint”).  The Scarantino Complaint alleges that the Company and the members of the Company Board violated Sections 14(e) and 14(d) of the Exchange Act, as well as Rule 14a-9, by failing to disclose material information in this Schedule 14D-9 in connection with the Transactions, which they allege rendered this Schedule 14D-9 false and misleading.  In addition, the Scarantino Complaint alleges that members of the Company Board and Parent acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Solicitation/Recommendation Statement.  The Scarantino Complaint seeks, among other things, an order enjoining consummation of the Transactions; rescission of the Transactions if they have already been consummated and rescissory damages; an order directing the Company Board to file a Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; a declaration that the defendants violated Sections 14(e), 14(d), 20(a) of the Exchange Act and Rule 14a-9; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

The outcome of this lawsuit cannot be predicted with certainty.  If a preliminary injunction were to be granted it could delay or jeopardize the completion of the Transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of such Transactions.  If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Scarantino Complaint, a copy of which is attached as Exhibit (a)(5)(D) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Item 9.     Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(D)	Class Action Complaint, dated January 4, 2019 (Scarantino v. TESARO, Inc., et al.)*

* filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2019	TESARO, Inc.

	By:	/s/ Leon O. Moulder, Jr.
		Name:	Leon O. Moulder, Jr.
		Title:	Chief Executive Officer